UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-37694

NORBORD INC.

(Translation of the registrant’s name into English)

1 Toronto Street, Suite 600, Toronto, Ontario, Canada, M5C 2W4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-10 (File No: 333-215266).

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Underwriting Agreement dated August 3, 2017.

99.2	Consent of Torys LLP dated August 3, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORBORD INC.
Date: August 3, 2017
	By:	/s/ Elaine Toomey
Name: Elaine Toomey
Title: Assistant Corporate Secretary

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